NitroSecurity, Inc.
230 Commerce Way, Suite 325
Portsmouth, NH 03801
May 19, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Katherine Wray

Re:	NitroSecurity, Inc. Rule 477 Application for Withdrawal Registration Statement on Form SB-2 (File No. 333-145304)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NitroSecurity, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form SB-2 (File No. 333-145304) (the “Registration Statement”).
     The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to difficult market conditions for initial public offerings. The Company confirms that no securities of the Company have been sold under the Registration Statement. Please be advised that the Company may undertake a subsequent private offering of securities in reliance upon Rule 155(c) promulgated under the Securities Act.
     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (603) 766-8160 or Philip P. Rossetti of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (617) 526-6000.

Sincerely, NITROSECURITY, INC.
/s/ Kenneth R. Levine

By:	Kenneth R. Levine
Title: President and Chief Executive Officer